FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-31274

SODEXHO ALLIANCE, SA
(Translation of registrant’s name into English)

3, avenue Newton
78180 Montigny - le - Bretonneux
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ____	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ____	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SODEXHO ALLIANCE, SA

TABLE OF CONTENTS

  Item

1.	Sodexho announces strong growth in first-half Fiscal 2007 results

Item 1

Sodexho announces strong growth in first-half Fiscal 2007 results

•	Acceleration in organic revenue growth: + 8.2%
•	Operating profit up: + 20.4% excluding currency impact
•	Substantial rise in net income: + 24%
•	Continued robust financial model: net cash provided by operating activities of 211 million euro
•	Upward revision of the Group’s objectives for Fiscal 2007

Paris, April 26, 2007 - SODEXHO ALLIANCE (Euronext Paris FR0000121220 - SW / NYSE:SDX), The Sodexho Alliance Board of Directors met on April 24, 2007, under the chairmanship of Pierre Bellon, to approve the Group’s financial statements for the first half of Fiscal 2007, which ended on February 28, 2007.

(in millions of euro)	First Half Fiscal 2006	First Half Fiscal 2007	Change (excluding currency impact)	Currency impact (1)	Total change
Income statement highlights
Revenues	6,546	6,819	+ 8.4%	- 4.2%	+ 4.2%
Operating profit	315	364	+ 20.4%	- 4.8%	+ 15.6%
Operating margin	4.8%	5.3%
Group net income	160	198	+ 29.2%	- 5.0%	+ 24.2%
Financial structure highlights
	February 28, 2006	February 28, 2007
Net cash provided by operating activities	93	211
Gearing	31%	25%
(1)The currency impact is unfavorable, however, Sodexho subsidiaries’ income and expenses are expressed in the same currency ; hence, contrary to exporting companies, currency variations carry no operating risk. Currency impact is calculated by applying the average exchange rate for the prior year to the current fiscal year figures

"The Group’s first-half results are good, reflecting the expertise and commitment of our teams throughout the world as well as the breadth of our innovative quality of life services offer. This performance, achieved across all geographies, leads us to revise upwards the objectives for operating profit growth that we are targeting for the current fiscal year from the 10% growth that we had originally stated to around 12% growth, excluding currency impact,” said Sodexho CEO, Michel Landel.

www.sodexho.com 1/15

Press release

Acceleration in organic growth of + 8.2%

At 8.2%, at constant scope of consolidation and exchange rates, organic growth in revenues accelerated for the first-half of Fiscal 2007. This performance reflects the improvement in client retention achieved in Fiscal 2006, good new sales activity, particularly in the Rest of the World (Latin America, Asia-Australia and Remote Sites) and a strong acceleration in comparable unit sales. The Service Vouchers and Cards activity continued to show dynamic organic growth based on its innovative offers.

Revenues for the first-half of Fiscal 2007 were reported on April 4, 2007, and the related press release is available on the Group’s website: www.sodexho.com.

0perating profit up : + 20.4% excluding currency impact

Operating profit rose by 15.6% to 364 million euro and by 20.4% excluding the currency impact. This increase is attributable to the continued progress achieved by Sodexho’s teams across all geographies.

Food and Facilities Management services1:

•
In North America, operating profit reached 163 million euro, increasing 16.1%. The operating margin for the first half of Fiscal 2007 was 5.6%. Several factors contributed to the improved operating profit:

-	Good development in comparable unit sales in Education and Healthcare

-
Comparison with a Fiscal 2006 first-half that was negatively impacted by several elements (hurricanes, timing of certain expenditures) and losses during the winter months by Spirit Cruises prior to its divestiture at the end of Fiscal 2006.

Sodexho was able to successfully complete certain discussions that were long outstanding regarding its contract with the U.S. Marine Corps during the first half of Fiscal 2007.

Among recognitions received by Sodexho in North America during the first half of the year:

£
Diversity Inc magazine recently ranked Sodexho #13 among the Top 50 Companies for Diversity in the U.S. for 2007. Sodexho also received special recognition as one of the Top 10 Companies for African Americans;

£	In the U.S., Sodexho was named a winner of Profiles in Diversity Journal’s International Innovation in Diversity Awards for Sodexho’s Annual Diversity & Inclusion Report;
_______________
2 Comparisons with the prior year are excluding currency impact.

www.sodexho.com 2/15

Press release

£
For its commitment to Corporate Citizenship, Sodexho was awarded the prestigious Empresa Socialmente Responsable (ESR) Distinctive certification by the Mexican Philanthropy Center for the third consecutive year, the only facilities management company in Mexico to receive the award.

•	In Continental Europe, operating profit totalled 115 million euro, an increase of nearly 11%. The operating margin increased from 4.9% to 5.1%, a result of two principal factors:

-	Improved productivity and the continuing efforts of Sodexho’s teams to reduce overhead costs;

-	The effect of major contract start-ups in France which had weighed on operating profit during the first half of Fiscal 2006.

Sodexho teams in Continental Europe also earned recognitions:

£	In Germany, Sodexho was ranked as a leading company for its human resources management strategy and practices in the Geva-Institute’s “top employers Germany 2007” study;

£	In Portugal, Sodexho became the first company to be certified for its foodservices “Integrated Management System” under ISO 9001:2000, ISO 14001:2004 and OHSAS 18001:1999.

•
In the United Kingdom & Ireland, operating profit rose to 30 million euro. Operating margin was 4.2%, compared with 2.6% in first-half Fiscal 2006. This substantial increase in operating profit confirms the business recovery and reflects the effectiveness of:

-	Productivity measures undertaken over the past several years, particularly the reinforcement of rigorous management on existing sites;

-	Application of the “Right Client Right Terms” policy to new contracts.

Recognitions received in the UK & Ireland included:

£	In Scotland, Sodexho received Corporate Hospitality Assured accreditation for hospitality services across all contracts, the only supplier to be accredited in Scotland.

•
In the Rest of the World (Latin America, Asia-Australia and Remote Sites), operating profit rose to 20 million euro, a strong increase compared with first-half Fiscal 2006. Operating margin was 2.7%, compared with 1.6% in first-half Fiscal 2006. This good performance reflects particularly the ongoing development in the Middle East and Asia and strong activity in the mining sector in Latin America and Australia.

www.sodexho.com 3/15

Press release

In the Rest of the World, recognitions were received in several countries:

£
Sodexho’s health and safety practices for its North Sea operations were recognized for the sixth consecutive year by The Royal Society for the Prevention of Accidents’ Occupational Health and Safety Awards and, for the eighth consecutive year, by the British Safety Council;

£	Sodexho Brazil won “The Top Hospitalar 2006” award for the most recognized brand in foodservices for the Healthcare market;

£	Sodexho Colombia was recognized for its performance in Industrial Safety, by its client Johnson & Johnson;

£	Sodexho Chile received the “Award in Management of Human Resources” from its clients Antofagasta Minerals.

Service Vouchers and Cards:

Operating profit for Service Vouchers and Cards totalled 66 million euro, an increase of 29.7%, excluding currency effects. This reflects the strong growth in issue volume. As operating costs are largely fixed in this activity, the operating margin was 31.3%, or about 1.8% of issue volume.

Substantial rise in net income: + 24.2%

Group net income rose by 24.2%, or 29.2% excluding currency effects. This increase, stronger than that shown for operating profit, is attributable essentially to the improvement in the effective tax rate, from 38.8% to 35.5%, primarily as a result of refunds of withholding taxes under international tax treaties.

Confirmation of financial model’s strength

Net cash provided by operating activities increased 118 million euro compared to the first half of Fiscal 2006, reflecting the strong improvement in operating profit and the change in working capital. Although the change in working capital generally weighs on net cash provided by operating activities in the first half as a cash outflow, this outflow was much less significant during the first half of Fiscal 2007 than for the same period of Fiscal 2006.

Cash flow provided by operating activities enabled the following:

•	Capital expenditures and investments at client sites of 108 million euro, or 1.6% of revenues;

•
Acquisitions totalling 8 million euro: notably, the acquisition of 100% of Off-Campus Dining Network LLC (OCDN) in the United States as part of the development of services offered to students on university campuses;

•	Sodexho Alliance’s February 12 dividend payment of 149 million euro;

www.sodexho.com 4/15

Press release

•	The net acquisition of company shares for 33 million euro to be used for stock option plans and the liquidity contract,

As of February 28, 2007, net debt stood at 535 million euro and represented just 24.8% of shareholders’ equity, compared with 31% at the end of the first-half of Fiscal 2006.

In order to extend the maturity of its existing debt and benefit from current interest rates, Sodexho refinanced part of its debt by issuing a 500 million euro benchmark bond on March 30, 2007 with a maturity of seven years and a coupon of 4.5%.

Upward revision of the Group’s objectives for Fiscal 2007

With strong performance during the first half, in Food and Facilities Management services as well as in Service Vouchers and Cards, the Board of Directors has approved the upward revision of the Group’s objectives. Based on current information, the Group targets the following objectives for Fiscal 2007:

•	organic growth in excess of 7%,

•	an increase in operating profit, excluding currency effects, of approximately12%.[2]

_______________
2Versus Fiscal 2006 comparable underlying operating profit of 577 million euros, excluding the gain on disposition of Spirit Cruises and the US litigation provision release.

www.sodexho.com 5/15

Press release

♦	Analyst and journalist meeting

SODEXHO ALLIANCE will hold briefings today for analysts at 8h30 and journalists at 11h00 at Espace Etoile-St-Honoré, 23, rue Balzac, 75008 Paris. The analysts’ briefing will be webcast. A slideshow presentation will be available on the following link www.sodexho.com, under the “latest news” section, beginning at 7:00 a.m. The audio proceedings of the analysts’ briefing also can be followed by dialling: + 33 (0)1 72 28 08 88.  An audio recording will be available by dialing: + 33 (0)1 72 28 01 49 and entering the code : 197012 #.

♦	Financial communications calendar

Revenues for the first nine months of Fiscal 2007

Wednesday, July 4, 2007. The announcement will be followed by a conference call.

Fiscal 2007 revenues

Wednesday October 3, 2007

Fiscal 2007 results

Thursday November 15, 2007

The above dates are provided for information only and are subject to change.

♦	About Sodexho Alliance

SODEXHO ALLIANCE, founded in 1966 by Pierre Bellon, is the leading global provider of Food and Facilities Management services, with more than 332,000 employees on 28,300 sites in 80 countries. For Fiscal 2006, which closed August 31, 2006, SODEXHO ALLIANCE had sales of 12.8 billion euro. Listed on Euronext Paris and on the New York Stock Exchange, the Group’s current market capitalization is 8.9 billion euro.

This press release contains 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like 'believe,' 'expect,' 'anticipate,' 'estimated,' 'project,' 'plan,' 'pro forma,' and 'intend' or future or conditional verbs such as 'will,' 'would,' or 'may.' Factors that could cause actual results to differ materially from expected results include, but are not limited to: those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management’s views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

6/15

Press release

Press contacts: William Mengebier Tel: + 33 (1) 30 85 74 18 - Fax: +33 (1) 30 85 50 10 E-mail: william.mengebier@sodexhoalliance.com	Investor relations: Pierre Bénaich Tel : + 33 (1) 30 85 29 39 - Fax : +33 (1) 30 85 50 05 E-mail : pierre.benaich@sodexhoalliance.com
Anthony Marechal Tel : + 33 (1) 30 85 71 89 - Fax : +33 (1) 30 85 50 10 E-mail : anthony.marechal@sodexhoalliance.com

www.sodexho.com 7/15

♦  Annex 1: Selection of new clients

Food and Facilities Management services

North America

Business & Industry
Alcatel, Canada, (2,000 employees, foodservices); General Electric Nuclear Energy, Wilmington, North Carolina, (1,970 employees, foodservices); USAA, multiple sites, (21,300 employees, foodservices); USAA Insurance, Texas (foodservices), Houston Zoo, Houston, Texas (1.4 million visitors, foodservices); American Family, multiple sites (4,200 employees, foodservices and facilities management); Cafe St. Barts, St. Bartholomew’s Church, New York (1,000 customers per day, foodservices, special events); PayPal, LaVista, Nebraska, (1,900 employees, foodservices)

Healthcare and Seniors
Pincecrest Community, Mount Morris, Illinois, (215 beds, foodservices); Sheppard Pratt Health System, Baltimore, Maryland (322 beds, foodservices); Miriam Hospital Providence, Rhode Island, (208 beds, foodservices); Landmark Medical Center, Woonsocket, Rhode Island, (255 beds, facilities management); Stanford University Medical Center, Palo Alto, California, (430 beds, plant operations and maintenance); Moses Cone Health Center, Greensboro, North Carolina, (535 beds, foodservices and facilities management); Nova Gold, British Columbia, Canada, (1,000 beds, foodservices and facilities management)

Education
Clayton State University, Morrow, Georgia, (5,600 students, foodservices); State University of New York-Buffalo, New York, (27,000 students, facilities management); National Heritage Academy, Grand Rapids, Michigan, (52 schools, 26,000 students, foodservices and facilities management); Gary Community School Corporation, Gary, Indiana, (34 schools, 17,000 students, foodservice); Mariposa County USD, Mariposa, California, (14 schools, 2,600 students, foodservices); Lafayette Academy, New Orleans, Louisiana, (750 students, foodservices); Stevens Institute of Technology, Hoboken, New Jersey, (4,500 students, foodservices); Recovery School District, New Orleans, Louisiana, (12,000 students, foodservices and facilities management); Blue Springs School District, Blue Spring, Missouri,(14,000 students, foodservices)

Continental Europe

Leisure
Eiffel Tower, France (6 million visitors annually, foodservices),

Business & Industry
Alcatel Montaigne, France (2,000 employees, foodservices); BPS Westpoint, Netherlands (600 employees, foodservices); KLM, Netherlands (foodservices and facilities management), BMW Bistro, Belgium (foodservices); C.E.A Biii, France (2,300 employees, foodservices)

www.sodexho.com 8/15

Press release

Healthcare and Seniors
Clinique Saint Jean Languedoc, France (300 beds, foodservices); Grand Hotel Philadelphia, Netherlands (100 people, foodservices); UZ Gent, Belgium (1,050 beds, foodservices); Hopital de Fourvière, France (265 beds, foodservices) Leonardo da Vinci hospitals, France, (400 beds, foodservices and facilities management)

Education
University of Milan, Italy (200 customers, foodservices); Lidingo Stad, Sweden (2,500 people, foodservices); Dresden Fraichaud CCS, Germany (20,000 meals/day, foodservices); Schools in Atvidaberg, Sweden (2,000 students, foodservices)

UK & Ireland

Prestige
World Scouts Jamboree, Chelmsford, (10 days, 40,000 people, foodservices)

Business & Industry
Royal Horticultural Society (Hampton Court Palace Flower Show), Hampton, (170,000 visitors, food services); ING Bank, London, (1,300 employees, facilities management); United Biscuits, head office in Hayes and 11 manufacturing sites, (7,500 employees, food services); GlaxoSmithKline, seven R&D sites (laboratory services)

Education
Abingdon School, Oxford, (800 students, foodservices and facilities management); University of Nottingham, Nottingham, (1,000 employees, foodservices); University of Bedfordshire, Luton, (12,500 students, foodservices)

Rest of the World

Business & Industry
CMPC Celulosa , three sites, Chile (1,300 employees, foodservices and facilities management); Goodyear, Chile, (600 meals/day, foodservices) ; Rio Tinto, Madagascar (750 employees, camp construction and camp management services); BP Shorebase Camp, Indonesia (150 employees, camp construction and maintenance services); Fluor O&M, Quatar (3,700 employees, camp operation and maintenance services); Ensco, Quatar, (100 employees, foodservices and facilities manaaement); Unilever China Head Office, Shanghai, China (1,000 employees, foodservices); Tianjin Faw Toyota Motor, China (2,300 employees, foodservices); No 3 bund, Shanghai, China (700 employees, foodservices); Rittal Electro-Mechanical Technology, Shanghai, China (800 employees, foodservices); Johnson Health Tech. Co.,Ltd., Shanghai, China (5,000 employees, foodservices); Suzhou Industrial Park Xinhai School, Suzhou, China, (2,400 employees, foodservices); Henkel (China) Co., Ltd., Shanghai, China, (650 employees, foodservices); IBM, India (facilities management); Caroil, Congo, (100 people, facilities management);

www.sodexho.com 9/15

Press release

Red Sea Housing, Saudia Arabia, (4 camps, 400 people, foodservices and facilities management); PlusPetrol, Peru (facilities management); Embraer Neiva, Brazil, (2,500 meals/day, foodservices); Unilever, Brazil (1,370 meals/day, foodservices); Procter & Gamble,  two sites, Colombia, (300 meals/day, foodservices) and Brazil (1,300 meals/day, foodservices)

Healthcare and Seniors
Hospital Sao Lutz, Brazil (250 beds, foodservices), Caritas Medical Centre, Hong Kong (1,000 beds, foodservices)

Service Vouchers and Cards

Central Europe:

Bulgaria: Bulyard (Food Pass, 1,300 beneficiaries); Petrol (Food Pass, 2,900 beneficiaries); Société Générale (Food Pass, 1,200 beneficiaires)
Czech Republic: Telefónica (Holiday Pass); E.ON (Fexi Pass)
Hungary: MAV (Gift Pass, 3,000 beneficiaries)
Poland: Lidl (Gift Pass, 7,660 beneficiaries); Arcelor-Mittal (Gift Pass, 800 beneficiaries); ThyssenKrupp (Gift Pass, 1 660 vouchers)
Romania: University of Pitesti (Food Pass, 770 beneficiaries); Sind Romania (Food Pass, 1,470 beneficiaries)
Slovakia: T-mobile (Holiday Pass, 1,200 beneficiaries)

Western Europe:

Turkey: Sosyal Yardımlaşma ve Dayanışma Vakfı (Assistance Pass, 1,760 beneficiaries)
Belgium: KBC bank (Meal Pass, 2,000 beneficiaries); Kristelijke Medico-Sociale Institut
(Meal Pass, 780 beneficiaries); Volvo Europa Truck (Sport & culture, 2,420 beneficiaries)
France: Adecco (Gift Pass, 12,630 beneficiaries); Bouygues (Meal Pass, 1,750 beneficiaries);
Mainguy (Meal Pass, 1,200 beneficiaries); Total (CESU, 1,200 beneficiaries)
Italy: Ferrovie Nord (Meal Pass, 1,500 beneficiaries); KPMG (Meal Pass, 250 beneficiaries);
LENORD (Meal Pass, 2,000 beneficiaries)
Spain: Caixa* (Assistance Pass, 100,000 families); Altran (Meal Pass, 120 beneficiaries)
Turkey: Sosyal Yardımlaşma ve Dayanışma Vakfı (Assistance Pass, 1,760 beneficiaries)
UK: Citigroup (Education Pass)

10/15

Press release

Latin America :

Argentina: Aceitera General Deheza (Food Pass, 1,590 beneficiaries); Coca-Cola (Food Pass, 2,160 beneficiaries)
Brazil: Casa Bahia Comercial (Meal Pass, 1 770 beneficiaries); Instituto Paulo Freire (Food Pass, 3,970 beneficiaries); Secretaria Municipal de Saúde (Gift Pass, 12,770 vouchers)
Chile: BBVA (Mobility Pass, 3,000 vouchers); Royal & SunAlliance (Meal Pass, 200 beneficiaries)
Colombia: Castrol (Gift Pass, 1,200 vouchers); Teledatos (Mobility Pass, 520 beneficiaries)
Mexico: Banco de Mexico (Meal Pass); Skyworks (Food Pass, 2,010 beneficiaries)
Peru: Caja Sur (Food Pass, 150 beneficiaries)
Venezuela: Cargill (Food Pass, 670 beneficiaries); M G H Proteccion Integral (Food Pass, 1,260 beneficiaries); Venevision (Food Pass, 1,700 beneficiaries)

Asia :

India: Bhillai Steel Plant (Gift Pass, 37,450 beneficiaries); Ford (Gift Pass, 2,810 beneficiaries); JP Morgan Chase (Meal Pass, 1,950 beneficiaries); Prudential (Meal Pass, 630 beneficiaries);
Philippines: Accenture (Gift Pass, 5,000 beneficiaries)

www.sodexho.com 11/15

Press release

Annex 2 : Consolidated financial statements

(in millions of Euro)	First Half Fiscal 2007	% Revenues	change	First Half Fiscal 2006	% Revenues

Revenue	6 819	100%	4. 2%	6 546	100%
Cost of sales	(5 812)	-85. 2%		(5 610)	-85. 7%
Gross profit	1 007	14. 8%	7. 6%	936	14. 3%

Sales department costs	(85)	-1. 2%		(75)	-1. 2%
General and administrative costs	(567)	-8. 3%		(547)	-8. 4%
Other operating income	12			2
Other operating expenses	(3)			(1)	0. 0%
Operating profit before financing costs	364	5. 3%	15. 6%	315	4. 8%

Financial income	34	0. 5%	19. 3%	28	0. 4%
Financial expense	(84)	-1. 2%	5. 4%	(80)	-1. 2%
Share of profit of associates	2			3
Profit before tax	316	4. 6%	18. 7%	266	4. 1%
Income tax expense	(112)	-1. 6%		(102)	-1. 6%
Net result from discontinued operations	-			-
Profit for the period	204	3. 0%		164	2. 5%

Minority interests	6	0. 1%		4	0. 1%
Group profit for the period	198	2. 9%	24. 2%	160	2. 4%

Earnings per share (in Euros)	1.27		24. 1%	1.03
Diluted earnings per share (in Euros)	1.25		23. 3%	1.02

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Press release

Consolidated Balance sheeet

in millions of euro	February 28, 2007	August 31, 2006	February 28, 2006
Non-current assets
Property, plant and equipment	434	430	424
Goodwill	3 574	3 623	3 797
Other intangible assets	127	126	93
Client investments	142	146	151
Associates	34	36	35
Financial assets	83	75	74
Other non-current assets	14	18	22
Deferred tax assets	242	242	244
Total non-current assets	4 650	4 696	4 840

Current assets
Financial assets	15	17	6
Derivative financial instruments	45	42	37
Inventories	189	168	180
Income tax	32	17	32
Trade receivable	2 282	1 909	2 173
Restricted cash and financial assets related to	468	423	375
the Service Vouchers and Cards activity
Cash and cash equivalents	935	1 042	822
Total current assets	3 966	3 618	3 625

Total assets	8 616	8 314	8 465

	February 28, 2007	August 31, 2006	February 28, 2006
Shareholders' equity
Capital	636	636	636
Share premium	1 186	1 186	1 186
Undistributed net income	632	668	667
Consolidated reserves	-313	-334	-296
Total group shareholders' equity	2 141	2 156	2 193
Minority interests	16	17	17

Total shareholders' equity	2 157	2 173	2 210

Non-current liabilities
Borrowings	1 794	1 852	1 727
Employee benefits	346	349	315
Other liabilities	78	101	94
Provisions	68	68	60
Deferred tax liabilities	53	49	40
Total non-current liabilities	2 339	2 419	2 236

Current liabilities
Bank overdraft	84	36	81
Borrowings	104	68	107
Derivative financial instruments	1	2	2
Income tax	102	80	129
Provisions	40	40	90
Trade and other payable	2 518	2 369	2 465
Vouchers payable	1 271	1 127	1 145
Total current liabilities	4 120	3 722	4 019

Total equity and liabilities	8 616	8 314	8 465

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Press release

CASH FLOW
(in millions of Euro)	First Half	First Half
	Fiscal 2007	Fiscal 2006
Operating activities

Operating profit before financing costs	364	315

Non cash items
Depreciations	85	82
Provisions	4	(5)
Losses (gains) on disposals and other, net of tax	(3)	2

Dividends received from associates	1	1

Change in working capital from operating activities	(139)	(191)
change in inventories	(13)	(2)
change in client and other accounts receivable	(393)	(393)
change in suppliers and other liabilities	163	133
change in Service Vouchers and Cards to be reimbursed	147	119
change in financial assets related to the Service Vouchers and Cards activity	(43)	(48)

Interest paid	(23)	(23)
Interest received	13	9
Income tax paid	(91)	(97)

Net cash provided by operating activities	211	93

Investing activities

Tangible and intangible fixed assets investments	(119)	(85)
Fixed assets disposals	12	3
Change in Client investments	(1)	(9)
Change in financial investments	3	1
Acquisitions of consolidated subsidiaries	(8)	(27)
Disposals of consolidated subsidiaries	0	0

Net cash used in investing activities	(113)	(117)

Financing activities

Dividends paid to parent company shareholders	(149)	0
Dividends paid to minority shareholders of consolidated companies	(7)	(5)
Change in shareholders' equity	(33)	18
Proceeds from borrowings	11	3
Repayment of borrowings	(64)	(198)

Net cash provided by (used in) financing activities	(242)	(182)

Increase in net cash and cash equivalents	(144)	(206)

Net effect of exchange rates on cash	(11)	19
Cash and cash equivalents, as of beginning of period	1 006	928

Cash and cash equivalents, as of end of period	851	741

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Press release

Analysis of operating activities and geographic information (in millions of euro)

Revenues	First Half		First Half
	Fiscal 2007	Change	Fiscal 2006

Food and Facilities Management services
North America	2 890	-1. 0%	2 919
Continental Europe	2 236	5. 9%	2 111
United Kingdom and Ireland	720	8. 5%	663
Rest of the World	766	13. 0%	678
Service Vouchers and Cards	211	18. 4%	178
Elimination of intragroup Revenues	-4	17. 9%	-3
total	6 819	4. 2%	6 546

Operating Profit	First Half		First Half
(before corporate expenses)	Fiscal 2007	Change	Fiscal 2006

Food and management services
North America	163	7. 4%	152
Continental Europe	115	11. 0%	103
United Kingdom and Ireland	30	76. 8%	17
Rest of the World	20	86. 7%	11
Service Vouchers and Cards	66	24. 4%	53
Holding Companies	-30	43. 6%	-21
total	364	15. 6%	315

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SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE, SA

Date: April 26, 2007	By:	/s/ Siân Herbert-Jones
		Name:	Siân Herbert-Jones
		Title:	Chief Financial Officer